As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-9390

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

(Full title of the Plan)

JACK IN THE BOX INC.

(Name of issuer of the securities held pursuant to the Plan)

9330 Balboa Avenue
San Diego, CA 92123
(Address of principal executive offices)

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee
Jack in the Box Inc. Easy$aver Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2003, in conformity with the accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

         KPMG LLP

San Diego, California
June 23, 2004

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments (Note 3)	$78,058,447	$63,067,204

Receivables:
Contributions from participants	222,356	214,832
Contributions from employer	62,247	62,554
Loan repayment	76,426	71,227
Due from broker	32,661	51,004
Interest	19	92,479

Total receivables	393,709	492,096

Cash	—	44,421

Total assets	78,452,156	63,603,721

LIABILITIES
Accrued expenses	(119,422)	(125,717)
Due to broker	(37,018)	(91,896)

Total liabilities	(156,440)	(217,613)

Net assets available for benefits	$78,295,716	$63,386,108

See accompanying notes to financial statements.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$9,937,353	$(10,305,247)
Interest	1,256,565	1,389,177
Dividends	222,691	610,765

	11,416,609	(8,305,305)

Contributions:
Participants	6,402,040	6,675,432
Employer	1,801,519	1,894,923

	8,203,559	8,570,355

Total additions	19,620,168	265,050

DEDUCTIONS
Deductions in net assets attributed to:
Benefits paid to participants	(4,636,139)	(4,293,348)
Administrative expenses	(74,421)	(153,061)

Total deductions	(4,710,560)	(4,446,409)

Net increase (decrease)	14,909,608	(4,181,359)
Net assets available for benefits:
Beginning of year	63,386,108	67,567,467

End of year	$78,295,716	$63,386,108

See accompanying notes to financial statements.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the Jack in the Box Inc. Easy$aver Plus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Jack in the Box Inc. (the “Company”) contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company’s Board of Directors is authorized to appoint the members of the Administrative Committee (the “Committee”). Mellon Bank, N.A., as the trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Mellon HR Solutions.

The Plan covers substantially all administrative, clerical, warehouse, distribution employees and equipment technicians of the Company who have completed one year of service with at least 1,000 hours of service, receive regular payroll compensation from within the United States, and have attained age 21. Participation by eligible employees is voluntary.

Contributions - Participants can elect to contribute to the Plan any amount from 2% to 30% of their compensation in 1% increments through payroll deductions not to exceed $12,000 and $11,000, in 2003 and 2002, respectively. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. The Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

1. DESCRIPTION OF THE PLAN (continued)

Vesting - Participants have a fully vested interest in their contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or fully vest upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant’s account normally is distributed upon termination of employment or death. The amount of the Company’s contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. No forfeitures were used to reduce employer contributions in 2003. As of December 31, 2003 and 2002, plan assets included $70,793 and $34,382, respectively, of unallocated forfeitures, which were invested in the Dreyfus Standish Stable Value Fund and the Dreyfus Certus Stable Value Fund, respectively.

Participant Accounts - As of December 31, 2003, the trustee maintains eleven investment funds. Effective June 2, 2003 the Oakmark Equity and Income Fund was added as a new investment option in the plan. Effective June 2, 2003, the Dreyfus Lifetime Funds were frozen to new investments and effective November 28, 2003 the Dreyfus Lifetime Funds were removed from the Plan and any remaining balances were transferred into either the Dreyfus Standish Stable Value Fund or the Oakmark Equity and Income Fund. Effective July 1, 2003 the Dreyfus Certus Stable Value Fund was aligned with Standish Mellon Asset Management, as such the name of the fund was changed to the Dreyfus Standish Stable Value Fund. Participants may direct their contributions and Company matching contributions to be placed in any of the eleven active investment funds allocated in multiples of 1% to any combination of these investment funds. Effective December 15, 2003, participants may only direct up to 50% of their salary deferrals into Jack in the Box Common Stock. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect to transfer all or any multiple of 1% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service (“IRS”) regulations, participants may, with Committee approval, withdraw pre-tax deferrals, Company matching contributions (if the participant is fully vested) and certain related earnings only in the event of a financial hardship.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

1. DESCRIPTION OF THE PLAN (continued)

Participant Loans - The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, if any, or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Interest rates range from 5% to 11%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investments - The Plan’s common/collective trust funds are stated at fair value, which have been determined based on the unit values of the funds. The Plan’s investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

Administrative Expenses - Administrative expenses represent estimates of amounts incurred for recordkeeping services and other administrative type services.

Use of Estimates - The preparation of financial statements in conformity with the standards of the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

3. INVESTMENTS

Investments consist of the following at December 31, 2003 and 2002:

	December 31, 2003		December 31, 2002
		Fair		Fair
Description of Investments	Cost	Value	Cost	Value
TBC, Inc. Pooled Employee Funds	$17,552	$17,552	$17,598	$17,598
Dreyfus Standish Stable Value Fund	26,140,932	26,134,320	—	—
Dreyfus Certus Stable Value Fund	—	—	21,331,947	21,325,417
Dodge & Cox Stock Fund	1,976,734	2,312,205	1,227,878	1,128,484
Dreyfus Disciplined Stock Fund	8,879,187	8,490,159	9,172,254	6,974,235
Dreyfus Short-Intermediate Government Fund	3,349,526	3,332,009	3,046,699	3,078,103
Dreyfus Lifetime Growth & Income Fund	—	—	11,405,446	9,338,119
Dreyfus Lifetime Growth Fund	—	—	3,141,343	2,141,903
Dreyfus Lifetime Income Fund	—	—	1,262,924	1,189,468
Heartland Value Fund	5,095,273	6,864,766	3,764,845	3,365,665
Janus Fund	1,723,400	1,554,110	1,473,420	889,322
MAS Mid Cap Growth Advisers Fund	3,164,204	2,467,256	3,020,763	1,481,593
Morgan Stanley Dean Witter Institutional Technology Fund	1,222,092	1,141,674	874,765	465,283
Artisan International Fund	341,464	386,893	108,701	99,469
Oakmark Equity and Income Fund	11,224,159	11,685,940	—	—
Jack in the Box Inc. Common Stock	7,963,061	8,167,231	7,824,961	6,317,784
Participant Loans Receivable	—	5,504,332	—	5,254,761

	$71,097,584	$78,058,447	$67,673,544	$63,067,204

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

3. INVESTMENTS (continued)

During 2003 and 2002 the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$8,359,133	$(6,902,211)
Common stock	1,578,220	(3,403,036)

	$9,937,353	$(10,305,247)

4. FEDERAL INCOME TAXES

The Plan received its latest determination letter dated May 29, 2002, in which the IRS has determined that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN
EIN: 95-2698708
Plan Number: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value
	Common/Collective Trust Funds:
*	The Boston Company	17,552 shares of TBC, Inc. Pooled Employee Funds	$17,552	$17,552
*	The Dreyfus Trust Company	26,140,492 shares of Dreyfus Standish Stable Value Fund	26,140,932	26,134,320

			26,158,484	26,151,872

*	Jack in the Box Inc.	382,361 shares of Jack in the Box Inc. Common Stock	7,963,061	8,167,231
*	Participant Loans	Interest rates ranging from 5% to 11%	—	5,504,332

(continued)

JACK IN THE BOX INC. EASY$AVER PLUS PLAN
EIN: 95-2698708
Plan Number: 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	Mutual Funds:
	Dodge & Cox Funds	20,322 shares of Dodge & Cox Stock Fund	$1,976,734	$2,312,205
*	The Dreyfus Trust Company	282,911 shares of Dreyfus Disciplined Stock Fund	8,879,187	8,490,159
*	The Dreyfus Trust Company	307,665 shares of Dreyfus Short-Intermediate Government Fund	3,349,526	3,332,009
	Heartland Investor Services, Inc.	134,235 shares of Heartland Value Fund	5,095,273	6,864,766
	Janus Distributors, Inc.	66,217 shares of Janus Fund	1,723,400	1,554,110
	MAS Mid Cap Growth Advisers Fund.	146,251 shares of Morgan Stanley Institutional Fund Trust	3,164,204	2,467,256
	Morgan Stanley & Co. Incorporated	116,142 shares of Morgan Stanley Dean Witter Institutional Technology Fund	1,222,092	1,141,674
	Artisan Funds, Inc.	20,460 shares of Artisan International Fund	341,464	386,893
	Oakmark Equity and Income	530,697 shares of Oakmark Equity and Income Fund	11,224,159	11,685,940

			44,939,100	51,906,575

			$71,097,584	$78,058,447

* Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

EXHIBITS

Number	Description
23	Consent of KPMG LLP.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN
By:	JOHN F. HOFFNER
John F. Hoffner
Member, Administrative Committee Date: June 28, 2004